Buenos Aires, August 30th, 2021

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event. Convening of a Shareholders’ Meeting for September 30th, 2021.

Dear Sirs:

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene an Ordinary and Extraordinary General Shareholders’ Meeting for September 30th, 2021 at 11 am for its first call, and the Ordinary Meeting at 12 pm for its second call. Such meeting will be held virtually by Microsoft Teams.

Sincerely,

María Agustina Montes

Head of Market Relations